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                                                                  EXHIBIT 3.2.2


                      Amendments to By-Laws of JAXXS, Inc.

         Pursuant to Resolutions of the Directors of JAKKS Pacific, Inc.

                              of November 14, 1996


1. The name of the Company By-Laws be amended to reflect the name of the Company as "JAKKS Pacific, Inc."


2. The first paragraph of Section 7 of Article I of the By-Laws, entitled "Stockholder Meetings," be amended as follows:

                     "- TIME. The first annual meeting shall be held in April, 1997 or on such other subsequent date as set by the directors. Following such initial meeting, there shall be an annual meeting of the stockholders on the date and at the time fixed, from time to time, by the directors within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors."